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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
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UNITED STATES OF AMERICA       :
                                        INFORMATION
         - v. -                :
                                        14 Cr. ____
BNP PARIBAS S.A.,              :

         Defendant.           :

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<u>COUNT ONE</u>

(Conspiracy To Violate the International Emergency Economic Powers
Act and the Trading With the Enemy Act)

The United States Attorney charges:

<u>The Conspiracy</u>

1.   From at least in or about 2004 up to and including in or about 2012, in the Southern District of New York and elsewhere, BNP Paribas S.A. ("BNPP"), the defendant, together with others known and unknown, willfully and knowingly did combine, conspire, confederate, and agree together and with each other to commit offenses against the United States, to wit, violations of the International Emergency Economic Powers Act ("IEEPA") under Title 50, United States Code, Sections 1702 and 1705; the Trading with the Enemy Act ("TWEA") under Title 50, United States Code Appendix, Sections 3, 5, and 16; and the executive orders and regulations issued thereunder.

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2.   It was a part and an object of the conspiracy that BNPP, the defendant, and others known and unknown, willfully and knowingly would and did violate executive orders prohibiting the exportation, directly and indirectly, of services from the United States to Sudan and Iran, and the evasion and avoidance of the aforementioned prohibition, to wit, BNPP willfully and knowingly structured, conducted, and concealed U.S. dollar transactions using the U.S. financial system on behalf of banks and other entities located in or controlled by Sudan, and on behalf of an entity located in Iran, in violation of IEEPA, Title 50, United States Code, Section 1705(a) and (c); the Sudanese Sanctions Regulations, Title 31, Code of Federal Regulations, Sections 538.205 and 538.211, Executive Order 13067, Section 2(b) and (g) (Nov. 3, 1997) and Executive Order 13412, Section 3(a) (Oct. 13, 2006) (U.S. sanctions against Sudan); and the Iranian Transactions and Sanctions Regulations, Title 31, Code of Federal Regulations, Sections 560.203 and 560.204, Executive Order 12959, Section 1(b) and (g) (May 6, 1995); and Executive Order 13059, Section 2(a) and (f) (Aug. 19, 1997) (U.S. sanctions against Iran).

3.   It was a further part and an object of the conspiracy that BNPP, the defendant, and others known and unknown, willfully and knowingly would and did violate regulations prohibiting all transfers of credit and all payments between, by, through, and to

any banking institution, with respect to any property subject to the jurisdiction of the United States, in which Cuba has any interest of any nature whatsoever, direct or indirect, and the evasion and avoidance of the aforementioned prohibition, to wit, BNPP willfully and knowingly structured, conducted, and concealed U.S. dollar transactions using the U.S. financial system on behalf of banks and other entities controlled by Cuba, in violation of TWEA, Title 50, United States Code Appendix, Sections 3, 5 and 16(a); and Title 31, Code of Federal Regulations, Sections 515.201(a)(1), (c) and (d), and 515.313 (U.S. sanctions against Cuba).

<u>Means and Methods of the Conspiracy</u>

4.   Among the means and methods by which BNPP, the defendant, and its co-conspirators carried out the conspiracy were the following:

a.   BNPP intentionally used a non-transparent method of payment messages, known as cover payments, to conceal the involvement of banks and other entities located in or controlled by countries subject to U.S. sanctions, including Sudan, Iran and Cuba ("Sanctioned Entities"), in U.S. dollar transactions processed through BNPP's branch office in the United States headquartered in New York, New York ("BNPP New York") and other financial institutions in the United States.

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b.   BNPP worked with other financial institutions to structure payments in highly complicated ways, with no legitimate business purpose, to conceal the involvement of Sanctioned Entities in order to prevent the illicit transactions from being blocked when transmitted through the United States.

c.   BNPP instructed other financial institutions not to mention the names of Sanctioned Entities in U.S. dollar payment messages sent to BNPP New York and other financial institutions in the United States.

d.   BNPP followed instructions from Sanctioned Entities not to mention their names in U.S. dollar payment messages sent to BNPP New York and other financial institutions in the United States.

e.   BNPP removed information identifying Sanctioned Entities from U.S. dollar payment messages in order to conceal the involvement of Sanctioned Entities from BNPP New York and other financial institutions in the United States.

<u>Overt Acts</u>

5.   In furtherance of the conspiracy and to effect its illegal objects, BNPP, the defendant, and others known and unknown, committed the following overt acts, among others, in the Southern District of New York and elsewhere:

a.   In or about December 2006, BNPP, through its subsidiary based in Geneva, Switzerland, caused an unaffiliated U.S. financial institution located in New York, New York ("U.S. Bank 1") to process an approximately $10 million U.S. dollar transaction involving a Sanctioned Entity in Sudan by concealing from U.S. Bank 1 the involvement of the Sanctioned Entity.

b.   In or about November 2012, BNPP, through its headquarters in Paris, France ("BNPP Paris"), processed an approximately $6.5 million U.S. dollar transaction on behalf of a corporation controlled by an Iranian entity through BNPP New York.

c.   On or about November 24, 2009, BNPP Paris processed an approximately $213,027 U.S. dollar transaction through BNPP New York in connection with a U.S. dollar denominated credit facility that provided financing to various Sanctioned Entities in Cuba.

(Title 18, United States Code, Section 371.)

FORFEITURE ALLEGATION

6.   As a result of committing the offense alleged in Count One of this Information, BNPP, the defendant, shall forfeit to the United States, pursuant to Title 18, United States Code, Section 981(a)(1)(C) and Title 28, United States Code, Section 2461(c), all property, real and personal, that constitutes or is derived from proceeds traceable to the commission of the offense, including but not limited to a sum of money in United States currency totaling $___,000,000,000.

Substitute Assets Provision

7.   If any of the above-described forfeitable property, as a result of any act or omission of the defendant:

a.   cannot be located upon the exercise of due diligence;

b.   has been transferred or sold to, or deposited with, a third person;

c.   has been placed beyond the jurisdiction of the Court;

d.   has been substantially diminished in value; or

e.   has been commingled with other property which cannot be subdivided without difficulty;

it is the intent of the United States, pursuant to Title 21, United States Code, Section 853(p), to seek forfeiture of any other property of the defendant up to the value of the forfeitable property described

above.

(Title 18, United States Code, Section 981(a)(1)(C);
Title 21, United States Code, Section 853(p); and Title 28,
United States Code, Section 2461(c).)

_____   _____
LESLIE CALDWELL   PREET BHARARA
Assistant Attorney General   United States Attorney
Criminal Division

JAIKUMAR RAMASWAMY
Chief, Asset Forfeiture and Money
Laundering Section

Form No. USA-33s-274 (Ed. 9-25-58)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

UNITED STATES OF AMERICA

- v. -

BNP PARIBAS S.A.,

Defendant.

INFORMATION

14 Cr. ____

(18 U.S.C. § 371.)

PREET BHARARA
United States Attorney